GROUP CORPORATE SECRETARIAL SERVICES DEPARTMENT
36 Robinson Road, #04-01 City House, Singapore 068877
Tel: (65) 6877 8228 Fax: (65) 6225 4959
Writer's Tel: (65) 6877 8278

CITY DEVELOPMENTS LIMITED
A MEMBER OF THE HONG LEONG GROUP
城市發展有限公司
CO. REG. NO.: 196300316Z

RECEIVED
2005 JUL 27 A 11:27
OFFICE OF INTERNATIONAL CORPORATE FINANCE

Our Ref: GCSS-EL/1379/05/LTR

25 July 2005

The U.S. Securities & Exchange Commission
450 Fifth Street, N.W.
Room 3099 Office of International Corporate Finance
Mail Stop 3-7
Washington, D.C. 20549
United States of America

BY COURIER

05010018

SUPPL

Dear Sirs

ADR FACILITIES
CITY DEVELOPMENTS LIMITED, INCORPORATED IN SINGAPORE (FILE NO. 82.3672)

Pursuant to Rule 12g3-2(b)(iii) under the Securities Exchange Act of 1934, we enclose herewith copies of the announcement dated:

- 8 July 2005 (*Media Release by Subsidiary Company, CDL Hotels New Zealand Limited*);
- 12 July 2005 (*Notice of a Change in the Percentage Level of a Substantial Shareholder's Interest or Cessation of Interest*)
- 18 July 2005 (*Notice of a New Substantial Shareholder's Interest*);
- 19 July 2005 (*Notice of a Change in the Percentage Level of a Substantial Shareholder's Interest or Cessation of Interest*);
- 20 July 2005 (*Notice of a Change in the Percentage Level of a Substantial Shareholder's Interest or Cessation of Inerest);*
- 22 July 2005 (*Notifications on Incorporation of a New Subsidiary and Striking Off of an Associated Company*); and
- 22 July 2005 (*Scheduled date for release of the Second Quarter and Half Year 2005 Financial Results*)

Yours faithfully,

ENID LING
Assistant Manager
(Corporate Secretarial Services)

PROCESSED
JUL 28 2005
THOMSON FINANCIAL

7/28

Encs.
cc M/s Coudert Brothers, Hong Kong (without enclosures) (By Fax Only)
Ms Catherine Loh

EL/kw

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Miscellaneous
* Asterisks denote mandatory information

Name of Announcer *	CITY DEVELOPMENTS LIMITED
Company Registration No.	196300316Z
Announcement submitted on behalf of	CITY DEVELOPMENTS LIMITED
Announcement is submitted with respect to *	CITY DEVELOPMENTS LIMITED
Announcement is submitted by *	Catherine Loh @ Catherine Shufen Loh
Designation *	Company Secretary
Date & Time of Broadcast	08-Jul-2005 17:25:14
Announcement No.	00070

>> Announcement Details
The details of the announcement start here ...

Announcement Title *	Media Release by Subsidiary Company, CDL Hotels New Zealand Limited
Description	We attach herewith the Media Release by CDL Hotels New Zealand Limited in relation to the resignation of Mr Gordon Wilson as Chief Operating Officer and Executive Director.
Attachments:	CDLNZ.pdf Total size = **16K** (2048K size limit recommended)

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GORDON WILSON TO LEAVE
CDL HOTELS NEW ZEALAND LIMITED

Media release **8 JULY 2005**

CDL Hotels New Zealand Limited ("CDL"), today announced that its Chief Operating Officer and Executive Director Gordon Wilson had announced his decision to leave the Company at the end of July.

On behalf of the Board of Directors, Chairman Mr. Tsang Jat Meng expressed regret at losing a key member of the company's executive team but also conveyed the Board's gratitude to Mr. Wilson for his service with the Company.

"Over the last five years, Gordon's work has contributed to our success and he has been a true champion of the Millennium Copthorne and Kingsgate hotels in New Zealand. He leaves with our sincerest thanks and warmest regards for the future".

Mr. Wilson stated that he was leaving to pursue other interests. He thanked the Board, Management and Staff for their support during his time with the Company. "I have very much enjoyed my time with the Company in my various roles throughout New Zealand over 11 years. I appreciate the support given to me by the Board and my staff at all levels of the Company and I wish them every success".

Ends

Issued by Senescall Akers Ltd on behalf of CDL Hotels New Zealand Ltd

Any inquiries please contact:
Tsang Jat Meng
Chairman
CDL Hotels New Zealand Ltd
(09) 913 8058

or

Geoff Senescall
Senescall Akers Ltd
021 481234

Issued by Senescall Akers Ltd on behalf of CDL Hotels New Zealand Ltd

Notice of a Change in the Percentage Level of a Substantial Shareholder's Interest *

* Asterisks denote mandatory information

Name of Announcer *	CITY DEVELOPMENTS LIMITED
Company Registration No.	196300316Z
Announcement submitted on behalf of	CITY DEVELOPMENTS LIMITED
Announcement is submitted with respect to *	CITY DEVELOPMENTS LIMITED
Announcement is submitted by *	Enid Ling Peek Fong
Designation *	Company Secretary
Date & Time of Broadcast	12-Jul-2005 17:50:50
Announcement No.	00060

>> Announcement Details

The details of the announcement start here ...

>> PART I [Please complete this part]

1.	Date of notice to issuer *	12-07-2005
2.	Name of Substantial Shareholder *	Hong Leong Holdings Limited

3. Please tick one or more appropriate box(es): *

- Notice of a Change in the Percentage Level of a Substantial Shareholder's Interest or Cessation of Interest. [Please complete Part III and IV]

>> PART II

1.	Date of change of [Select Option]	
2.	Name of Registered Holder	
3.	Circumstance(s) giving rise to the interest or change in interest	[Select Option]
	# Please specify details	

4. Information relating to shares held in the name of the Registered Holder

No. of [Select Option] held before the change	
As a percentage of issued share capital	%
No. of N.A. which are subject of this notice	
As a percentage of issued share capital	%
Amount of consideration (excluding brokerage and stamp duties) per share paid or received	
No. of N.A. held after the change	
As a percentage of issued share capital	%

>> PART III

1. Date of change of Interest: 11-07-2005

2. The change in the percentage level: From 15.997 % To 16.269 %

3. Circumstance(s) giving rise to the interest or change in interest: # Others

   # Please specify details: Allotment of 4,000,000 ordinary shares of $0.50 each in the share capital of City Developments Limited ("CDL" or the "Company") arising from the exercise of 4,000,000 warrants in CDL.

4. A statement of whether the change in the percentage level is the result of a transaction or a series of transactions: The change in the percentage level of direct interest is the result of a single transaction.

>> PART IV

1. Holdings of Substantial Shareholder , including direct and deemed interest :

	Direct	Deemed
No. of shares held before the change	140,261,343	17,770,202
As a percentage of issued share capital	15.997 %	2.027 %
No. of shares held after the change	144,261,343	17,770,202
As a percentage of issued share capital	16.269 %	2.004 %

Footnotes

% of issued share capital before the change is based on the Company's issued share capital of $438,392,644.50 divided into 876,785,289 ordinary shares of $0.50 each as at 27 January 2005.

% of issued share capital after the change is based on the Company's issued share capital of $443,371,430.00 divided into 886,742,860 ordinary shares of $0.50 each as at 11 July 2005.

Attachments: Total size = **0**
(2048K size limit recommended)

Notice of a Substantial Shareholder's Interest *

* Asterisks denote mandatory information

Name of Announcer *	CITY DEVELOPMENTS LIMITED
Company Registration No.	196300316Z
Announcement submitted on behalf of	CITY DEVELOPMENTS LIMITED
Announcement is submitted with respect to *	CITY DEVELOPMENTS LIMITED
Announcement is submitted by *	Enid Ling Peek Fong
Designation *	Company Secretary
Date & Time of Broadcast	18-Jul-2005 18:44:19
Announcement No.	00074

>> Announcement Details

The details of the announcement start here ...

>> PART I [Please complete this part]

1.	Date of notice to issuer *	15-07-2005
2.	Name of Substantial Shareholder *	Aberdeen Asset Management Asia Ltd ("AAMAL")

3. Please tick one or more appropriate box(es): *

- Notice of a New Substantial Shareholder's interest. [Please complete Part II and IV]

>> PART II

1.	Date of change of Interest	14-07-2005
2.	Name of Registered Holder	AAMAL
3.	Circumstance(s) giving rise to the interest or change in interest	Open Market Purchase
	# Please specify details	

4. Information relating to shares held in the name of the Registered Holder

No. of Shares held before the change	43,749,092
As a percentage of issued share capital	4.9325 %
No. of Shares which are subject of this notice	1,058,000
As a percentage of issued share capital	0.1193 %
Amount of consideration (excluding brokerage and stamp duties) per share paid or received	8.1865
No. of Shares held after the change	44,807,092
As a percentage of issued share capital	5.0518 %

>> PART III

1. Date of change of [Select Option]

2. The change in the percentage level: From % To %

3. Circumstance(s) giving rise to the interest or change in interest: [Select Option]

   # Please specify details

4. A statement of whether the change in the percentage level is the result of a transaction or a series of transactions:

>> PART IV

1. Holdings of Substantial Shareholder , including direct and deemed interest :

	Direct	Deemed
No. of shares held before the change	0	43,749,092
As a percentage of issued share capital	0 %	4.9325 %
No. of shares held after the change	0	44,807,092
As a percentage of issued share capital	0 %	5.0518 %

Footnotes

Attachments: Total size = **0**
(2048K size limit recommended)

Notice of a Change in the Percentage Level of a Substantial Shareholder's Interest *

* Asterisks denote mandatory information

Name of Announcer *	CITY DEVELOPMENTS LIMITED
Company Registration No.	196300316Z
Announcement submitted on behalf of	CITY DEVELOPMENTS LIMITED
Announcement is submitted with respect to *	CITY DEVELOPMENTS LIMITED
Announcement is submitted by *	Enid Ling
Designation *	Company Secretary
Date & Time of Broadcast	19-Jul-2005 12:44:55
Announcement No.	00015

>> Announcement Details

The details of the announcement start here ...

>> PART I [Please complete this part]

1.	Date of notice to issuer *	18-07-2005
2.	Name of Substantial Shareholder *	Aberdeen Asset Management Asia Ltd ("AAMAL")

3. Please tick one or more appropriate box(es): *

- Notice of a Change in the Percentage Level of a Substantial Shareholder's Interest or Cessation of Interest. [Please complete Part III and IV]

>> PART II

1.	Date of change of [Select Option]	
2.	Name of Registered Holder	
3.	Circumstance(s) giving rise to the interest or change in interest	[Select Option]
	# Please specify details	

4. Information relating to shares held in the name of the Registered Holder

No. of [Select Option] held before the change	
As a percentage of issued share capital	%
No. of N.A. which are subject of this notice	
As a percentage of issued share capital	%
Amount of consideration (excluding brokerage and stamp duties) per share paid or received	
No. of N.A. held after the change	
As a percentage of issued share capital	%

>> PART III

1.	Date of change of Interest	15-07-2005
2.	The change in the percentage level	From 5.0518 % To 5.0857 %
3.	Circumstance(s) giving rise to the interest or change in interest	Open Market Purchase
	# Please specify details	
4.	A statement of whether the change in the percentage level is the result of a transaction or a series of transactions:	A series of transactions.

>> PART IV

1. Holdings of Substantial Shareholder , including direct and deemed interest :

	Direct	Deemed
No. of shares held before the change	0	44,807,092
As a percentage of issued share capital	0 %	5.0518 %
No. of shares held after the change	0	45,108,092
As a percentage of issued share capital	0 %	5.0857 %

Footnotes	
Attachments:	Total size = **0** (2048K size limit recommended)

Notice of a Change in the Percentage Level of a Substantial Shareholder's Interest *

* Asterisks denote mandatory information

Name of Announcer *	CITY DEVELOPMENTS LIMITED
Company Registration No.	196300316Z
Announcement submitted on behalf of	CITY DEVELOPMENTS LIMITED
Announcement is submitted with respect to *	CITY DEVELOPMENTS LIMITED
Announcement is submitted by *	Enid Ling Peek Fong
Designation *	Company Secretary
Date & Time of Broadcast	20-Jul-2005 12:31:32
Announcement No.	00009

>> Announcement Details

The details of the announcement start here ...

>> PART I [Please complete this part]

1.	Date of notice to issuer *	19-07-2005
2.	Name of Substantial Shareholder *	Aberdeen Asset Management Asia Ltd

3. Please tick one or more appropriate box(es): *

- Notice of a Change in the Percentage Level of a Substantial Shareholder's Interest or Cessation of Interest. [Please complete Part III and IV]

>> PART II

1.	Date of change of [Select Option]	
2.	Name of Registered Holder	
3.	Circumstance(s) giving rise to the interest or change in interest	[Select Option]
	# Please specify details	

4. Information relating to shares held in the name of the Registered Holder

No. of [Select Option] held before the change	
As a percentage of issued share capital	%
No. of N.A. which are subject of this notice	
As a percentage of issued share capital	%
Amount of consideration (excluding brokerage and stamp duties) per share paid or received	
No. of N.A. held after the change	
As a percentage of issued share capital	%

>> PART III

1. Date of change of Interest — 18-07-2005

2. The change in the percentage level — From 5.0857 % To 5.0969 %

3. Circumstance(s) giving rise to the interest or change in interest — Open Market Purchase

   # Please specify details

4. A statement of whether the change in the percentage level is the result of a transaction or a series of transactions: — A series of transactions.

>> PART IV

1. Holdings of Substantial Shareholder , including direct and deemed interest :

	Direct	Deemed
No. of shares held before the change	0	45,108,092
As a percentage of issued share capital	0 %	5.0857 %
No. of shares held after the change	0	45,207,092
As a percentage of issued share capital	0 %	5.0969 %

Footnotes

Attachments: Total size = **0**
(2048K size limit recommended)

Miscellaneous

* Asterisks denote mandatory information

Name of Announcer *	CITY DEVELOPMENTS LIMITED
Company Registration No.	196300316Z
Announcement submitted on behalf of	CITY DEVELOPMENTS LIMITED
Announcement is submitted with respect to *	CITY DEVELOPMENTS LIMITED
Announcement is submitted by *	Enid Ling Peek Fong
Designation *	Company Secretary
Date & Time of Broadcast	22-Jul-2005 17:22:28
Announcement No.	00063

>> Announcement Details

The details of the announcement start here ...

Announcement Title *	NOTIFICATIONS ON INCORPORATION OF A NEW SUBSIDIARY AND STRIKING OFF OF AN ASSOCIATED COMPANY
Description	Please refer to the attached file on the above.
Attachments:	CDL-220705.pdf Total size = **17K** (2048K size limit recommended)

CITY DEVELOPMENTS LIMITED
(Co. Reg. No. 196300316Z)

NOTIFICATIONS ON INCORPORATION OF A NEW SUBSIDIARY AND STRIKING OFF OF AN ASSOCIATED COMPANY

The Board of Directors of City Developments Limited (the "Company") wishes to announce that:

(1) Incorporation of New Subsidiary

The Company has incorporated a wholly-owned subsidiary, Bayfront Enterprises Pte. Ltd. ("Bayfront"). Information relating to Bayfront is as follows:

Name of Company	:	Bayfront Enterprises Pte. Ltd.
Date & country of incorporation	:	5 July 2005 Singapore
Issued share capital	:	$2 comprising 2 shares of $1 each
Principal activity	:	Investment holding

(2) Striking off of Associated Company

Pursuant to section 151(4) of the Labuan Offshore Companies Act 1990, Fergurson Limited, a subsidiary of New Unity Holdings Ltd., which is an associated company of Millennium & Copthorne Hotels plc, a subsidiary of the Company has been struck off from the register.

By Order of the Board

Enid Ling Peek Fong
Company Secretary

Date: 22 July 2005

Miscellaneous

* Asterisks denote mandatory information

Name of Announcer *	CITY DEVELOPMENTS LIMITED
Company Registration No.	196300316Z
Announcement submitted on behalf of	CITY DEVELOPMENTS LIMITED
Announcement is submitted with respect to *	CITY DEVELOPMENTS LIMITED
Announcement is submitted by *	Enid Ling Peek Fong
Designation *	Company Secretary
Date & Time of Broadcast	22-Jul-2005 17:17:08
Announcement No.	00060

>> Announcement Details

The details of the announcement start here ...

Announcement Title * : Scheduled date for release of the Second Quarter and Half Year 2005 Financial Results

Description

City Developments Limited will be announcing its second quarter and half year financial results for the period ended 30 June 2005 on 11 August 2005.

By Order of the Board

Shufen Loh @ Catherine Shufen Loh
Enid Ling Peek Fong
Company Secretaries

Date: 22 July 2005

Attachments:

Total size = **0**
(2048K size limit recommended)